UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 8, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CRH plc

File No. 1-32846 - CF#33619

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CRH plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 16, 2016.

Based on representations by CRH plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.1	through March 16, 2021
Exhibit 4.2	through March 16, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent Fields
Secretary